Exhibit 99.5

Glass House Brands Inc.

(UNAUDITED) PRO FORMA FINANCIAL STATEMENTS

On June 12, 2026, Glass House Brands Inc. (the “Company”) and its indirect wholly-owned subsidiary, GHB Usub, LLC (“Holdings”), entered into several agreements to facilitate the deconsolidation of the financial results of its former indirectly wholly-owned subsidiary, Glass House Retail, LLC (“Glass House Retail”), from the Company’s financial results in accordance with U.S. generally accepted accounting principles (the “Deconsolidation Transaction”) and segregate the Company’s dual-use cannabis business from its medical cannabis business in order to apply to list the Company’s subordinate voting shares on the New York Stock Exchange (the “NYSE”). As further described below, as a result of the implementation of the Deconsolidation Transaction, Company Subsidiary holds non-voting and non-participating units (the “Non-Voting Units”) in the capital of Glass House Retail, which now holds the Company’s former dual-use cannabis business, other than businesses the transfer of which is subject to regulatory approval, which businesses will, automatically and without any action on the part of the Company or any other party, transfer to Glass House Retail upon the receipt of regulatory approval. The Non-Voting Units do not carry voting rights or rights to receive dividends, do not provide the Company with the ability to direct the business, operations or activities of Glass House Retail, or provide other rights upon dissolution of Glass House Retail, and are only convertible into Class B units of Glass House Retail (the “Common Units”) following the date that the NYSE permits the listing of companies that consolidate the financial statements of companies that cultivate, distribute or possess marijuana (as defined in 21 U.S.C 802) for non-medical uses in the United States (the “Stock Exchange Permissibility Date”).

The following unaudited pro forma condensed consolidated financial statements (the “pro forma financial statements”) are based on the historical consolidated financial statements of the Company, as adjusted to give effect to the Deconsolidation Transaction which closed on June 12, 2026. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2026 (the “pro forma balance sheet”) gives effect to the Deconsolidation Transaction as if it had occurred on March 31, 2026. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2026 and for the year ended December 31, 2025 (the “pro forma statements of operations”) give effect to the Deconsolidation Transaction as if it had occurred on January 1, 2025.

GLASS HOUSE BRANDS INC.

Pro Forma Condensed Consolidated Balance Sheet (Unaudited)

As of March 31, 2026

(Amounts Expressed in United States Dollars in Thousands)

	As Reported	Disposition Adjustments (a)	Pro Forma Adjustments		Pro Forma Glass House Brands Inc.
ASSETS
Current Assets:
Cash	$24,427	$(6,671)	$—		$17,756
Accounts Receivable, Net	6,441	(11)	—		6,430
Income Taxes Receivable	766	—	—		766
Prepaid Expenses and Other Current Assets	11,181	(724)	—		10,457
Inventory	31,537	(1,865)	—		29,672
Total Current Assets	74,352	(9,271)	—		65,081
Operating Lease Right-of-Use Assets, Net	4,131	(3,111)	—		1,020
Finance Lease Right-of-Use Assets, Net	1,830	(795)	—		1,035
Investment in Glass House Retail	—	—	19,800	(b)	19,800
Property, Plant and Equipment, Net	229,479	(5,962)	—		223,517
Intangible Assets, Net	11,626	(10,677)	—		949
Restricted Cash, Net of Current Portion	3,500	—	—		3,500
Other Assets	435	(119)	—		316
TOTAL ASSETS	$325,353	$(29,935)	$19,800		$315,218
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$38,067	$(5,157)	$1,280	(c)	$34,190
Current Portion of Operating Lease Liabilities	1,303	(994)	—		309
Current Portion of Finance Lease Liabilities	799	(427)	—		372
Current Portion of Notes Payable	38	—	—		38
Total Current Liabilities	40,207	(6,578)	1,280		34,909
Operating Lease Liabilities, Net of Current Portion	2,933	(2,208)	—		725
Finance Lease Liabilities, Net of Current Portion	909	(518)	—		391
Other Non-Current Liabilities	36,037	(15,712)	—		20,325
Notes Payable, Net of Current Portion	67,819	—	—		67,819
TOTAL LIABILITIES	147,905	(25,016)	1,280		124,169
MEZZANINE EQUITY:
GH Group, Inc. Preferred Series D Shares	15,000	—	—		15,000
GH Group, Inc. Convertible Preferred Series E Shares	77,500	—	—		77,500
SHAREHOLDERS’ EQUITY:
Multiple Voting Shares	—	—	—		—
Subordinate Voting Shares	—	—	—		—
Exchangeable Shares	—	—	—		—
Additional Paid-In Capital	314,075	(56,473)	—		257,602
Accumulated Deficit	(237,207)	51,554	18,520	(b), (c)	(167,133)
Total Shareholders’ Equity Attributable to the Company	76,868	(4,919)	18,520		90,469
Non-Controlling Interest	8,080	—	—		8,080
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	177,448	(4,919)	18,520		191,049
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$325,353	$(29,935)	$19,800		$315,218

See the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GLASS HOUSE BRANDS INC.

Pro Forma Condensed Consolidated Statement of Operations (Unaudited)

For the Three Months Ended March 31, 2026

(Amounts Expressed in United States Dollars in Thousands)

	As Reported	Disposition Adjustments (d)	Pro Forma Adjustments		Pro Forma Glass House Brands Inc.
Revenues, Net	$40,515	$(11,905)	$—		$28,610
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	30,499	(5,940)	—		24,559
Gross Profit	10,016	(5,965)	—		4,051
Operating Expenses:			—		—
General and Administrative	16,950	(4,754)	—		12,196
Sales and Marketing	529	(434)	—		95
Professional Fees	2,865	—	—		2,865
Depreciation and Amortization	4,022	(496)	—		3,526
Total Operating Expenses	24,366	(5,684)	—		18,682
Loss from Operations	(14,350)	(281)	—		(14,631)
Other (Income) Expense:
Interest Expense	1,295	(26)	—		1,269
Gain on Change in Fair Value of Derivative Asset and Liability	(409)	—	—		(409)
Net Loss Attributable to Glass House Retail	—	—	772	(e)	772
Other (Income) Expense, Net	(1,288)	77	—		(1,211)
Total Other Income, Net	(402)	51	772		421
Loss From Operations Before Provision for Income Taxes	(13,948)	(332)	(772)		(15,052)
Provision for Income Taxes	3,058	(1,190)	—		1,868
Net Loss	(17,006)	858	(772)		(16,920)
Net Income to Non-Controlling Interest	126	—	—		126
Net Loss Attributable to the Company	$(17,132)	$858	$(772)		$(17,046)

See the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GLASS HOUSE BRANDS INC.

Pro Forma Condensed Consolidated Statement of Operations (Unaudited)

For the Year Ended December 31, 2025

(Amounts Expressed in United States Dollars in Thousands)

	As Reported	Disposition Adjustments (d)	Pro Forma Adjustments		Pro Forma Glass House Brands Inc.
Revenues, Net	$181,984	$(48,243)	$—		$133,741
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	105,024	(24,942)	—		80,082
Gross Profit	76,960	(23,301)	—		53,659
Operating Expenses:			—		—
General and Administrative	64,098	(18,182)	—		45,916
Sales and Marketing	2,669	(1,812)	—		857
Professional Fees	9,062	(35)	—		9,027
Depreciation and Amortization	15,764	(2,111)	—		13,653
Impairment Expense for Intangible Assets	1,900	(1,900)	—		—
Total Operating Expenses	93,493	(24,040)	—		69,453
Loss from Operations	(16,533)	739	—		(15,794)
Other (Income) Expense:
Interest Expense	7,058	(127)	—		6,931
Interest Income	(288)	—	—		(288)
Gain on Equity Method Investments	(84)	—	—		(84)
Loss on Change in Fair Value of Derivative Asset and Liability	2,070	—	—		2,070
Loss on Extinguishment of Debt	292	—	—		292
Loss on Deconsolidation Transaction	—	—	11,415	(f)	11,415
Net Loss Attributable to Glass House Retail	—	—	3,821	(e)	3,821
Other Income, Net	(8,563)	2,544	—		(6,019)
Total Other (Income) Expense, Net	485	2,417	15,236		18,138
Loss From Operations Before Provision for Income Taxes	(17,018)	(1,678)	(15,236)		(33,932)
Provision for Income Taxes	11,934	(5,924)	—		6,010
Net Loss	(28,952)	4,246	(15,236)		(39,942)
Net Income to Non-Controlling Interest	707	—	—		707
Net Loss Attributable to the Company	$(29,659)	$4,246	$(15,236)		$(40,649)

See the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial statements are based on the Company’s historical consolidated financial statements as adjusted to give effect to the Deconsolidation Transaction accounting adjustments in accordance with U.S. generally accepted accounting principles (“GAAP”) to reflect the disposition of Glass House Retail and related transactions described in this Form 6-K.

The pro forma condensed consolidated financial statements do not necessarily reflect what the Company’s financial condition or results of operations would have been had the Deconsolidation Transaction occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial position and results of operations may differ significantly from the amounts reflected herein due to a variety of factors.

2. Transaction Accounting Adjustments

The transaction accounting adjustments included in the unaudited pro forma condensed consolidated financial statements reflect the application of U.S. GAAP to the Deconsolidation Transaction as if it had occurred on the dates indicated. These adjustments are based on preliminary estimates and assumptions that management believes are reasonable under the circumstances and are subject to change.

The transaction accounting adjustments are as follows:

(a)	Reflects the derecognition of the assets and liabilities of Glass House Retail that were previously included in the Company’s historical consolidated financial statements as a result of the loss of control upon completion of the Deconsolidation Transaction.

(b)	Reflects the recognition of the Company’s retained investment in Glass House Retail at its estimated fair value as of the deconsolidation date.

(c)	Reflects estimated transaction costs incurred in connection with the Deconsolidation Transaction that are directly attributable to the transaction and are expected to be recognized in the Company’s financial statements.

(d)	Reflects the removal of revenues, expenses and the net loss attributable to Glass House Retail that were historically included in the Company’s consolidated statements of operations.

(e)	Reflects the Company’s estimated share of net loss of Glass House Retail for the periods presented, as if the Deconsolidation Transaction had occurred on January 1, 2025. The Company’s share is based on the historical results of Glass House Retail and the Company’s expected ownership interest following the Deconsolidation Transaction.

(f)	Reflects the estimated loss on deconsolidation recognized upon completion of the Deconsolidation Transaction. The loss represents the difference between (i) the carrying value of Glass House Retail’s net assets at the date control was lost and (ii) the sum of the fair value of the retained investment and was calculated as follows:

Fair value of investment in Glass House Retail	$19,800
Less: Carrying value of net assets disposed	29,935
Less: Direct transaction costs	1,280
Pre-tax loss on sale	(11,415)
Estimated tax benefit	—
Estimated after-tax loss on sale	$(11,415)

For purposes of the unaudited pro forma condensed consolidated balance sheet, the estimated loss recognized in accumulated deficit is based on the net carrying value of Glass House Retail as of March 31, 2026 rather than as of the closing date of the transaction. As a result, the estimated loss reflected herein may differ materially from the actual loss on the sale of Glass House Retail as of the closing date because of the difference in the carrying value of the assets and liabilities at the closing date.